Bio-En Holdings Corp.

56 Main Street

Monsey, New York 10952

October 9, 2014

Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bio-En Holdings Corp.

Current Report on Form 8-K

Filed September 11, 2014

File No. 333-186629

Dear Mr. Schwall:

We are in receipt of your letter dated September 25, 2014 to Ms. Serena B. Potash, our President, in regard to the above-referenced Current Report on Form 8-K (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Securities and Exchange Commission contained in the Comment Letter. However, we are unable to provide a complete response on or before October 9, 2014 (the “Due Date”). Please accept this correspondence as our request for a ten business day extension of the Due Date to October 23, 2014.

Thank you for your attention to this matter.

Sincerely,

Bio-En Holdings Corp.

/s/ Serena B. Potash
Serena B. Potash
President